UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission File Number 1-3285

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

3M Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

3M COMPANY

3M Center

St. Paul, Minnesota

55144-1000

3M Savings Plan

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

3M Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the 3M Savings Plan (the “Plan”) at December 31, 2011 and December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

Minneapolis, Minnesota

June 22, 2012

3M Savings Plan

Statements of Net Assets Available for Benefits

At December 31, 2011 and 2010

	2011	2010
ASSETS

Investments at, fair value:
Plan’s interest in Master Trust	$227,811,595	$221,728,513
State Street Bank Short-Term Investment Fund	453,199	389,306
Total investments	228,264,794	222,117,819

Receivables
Participant contributions	293,655	48,294
Employer contributions	37,709	5,225
Accrued interest	27	38
Notes receivable from participants	8,083,793	8,050,080
Total assets	236,679,978	230,221,456

Net assets available for benefits, at fair value	236,679,978	230,221,456

Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit responsive investment contracts	(12,213,104)	(7,991,573)
Net assets available for benefits	$224,466,874	$222,229,883

The accompanying notes are an integral part of the financial statements.

3M Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2011

2011
Contributions:
Participant	$8,704,539
Employer	2,384,303
Rollover	288,041
Total contributions	11,376,883

Investment income:
Interest	499,532
Increase in Plan interest in Master Trust investment income	5,271,997
Total investment income	5,771,529
Less investment expense	(86,680)
Net investment income	5,684,849

Deductions:
Benefits paid to participants	(13,396,458)
Administrative expenses	(329,651)
Total deductions	(13,726,109)

Net transfers out	(1,098,632)
Net increase	2,236,991

Net assets available for benefits:
Beginning of year	222,229,883
End of year	$224,466,874

The accompanying notes are an integral part of the financial statements.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan

The following description of the 3M Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.

General

Effective October 1, 1988, 3M Company and its subsidiaries (3M or the Company) created the 3M Savings Plan for union employees.  Substantially all active United States regular full-time and part-time union employees of 3M who have been employed for at least three continuous months, are eligible to participate if this benefit has been bargained for in their respective collective bargaining agreement.  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Contributions are made by participating employees and by 3M.

Participant Contributions

The Plan is comprised of accounts for participants: the Before-Tax Account 401(k) Account, Roth 401(k) Account, the After-Tax Savings Account and the Rollover Accounts.  Participants may contribute to the 401(k) Accounts (Before-Tax and/or Roth) and/or After-Tax Savings Account, or to all three accounts.  Participants may contribute from 2% to 20% of their compensation to the 401(k) Accounts  through salary deferrals, not to exceed the Internal Revenue Service (IRS) limits (10% maximum for employees whose annual compensation is in excess of certain IRS-related limits).  Also, subject to overall Plan and IRS limitations, participants may contribute 2% to 9% of their compensation to the After-Tax Savings Account.  The Rollover Accounts accept direct rollover or eligible rollover contributions from a former employer’s qualified plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions to their 401(k) Accounts (Before-Tax and/or Roth), subject to Internal Revenue Service limits. Catch-up contributions are not eligible for Company matching contributions.

Effective January 1, 2001, newly hired employees are automatically enrolled in the Plan three months after their hire date at a default before-tax contribution rate of 6% with contributions invested 100% in the LifePath® Portfolio closest to the year in which the participant will reach age 65.  Employees can enroll, decline or change their contribution rate or investment elections at any time.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Company Contributions

Pursuant to the terms of various collective bargaining agreements, 3M may make matching contributions to the Plan from 35% to 100% of the eligible participants’ 401(k) Accounts contribution (up to the first 6% of salary deferrals).  In addition, those participants (dependent on the specific collective bargaining unit agreement and membership) hired or rehired January 1, 2009 or later receive a non-elective Company contribution (Retirement Income Account (RIA)) made in cash.  The percent of the non-elective Company contribution is determined by the collective bargaining agreement.  Effective January 1, 2010, 3M employer contributions will be made in the form of shares of 3M common stock or cash based on the collective bargaining unit agreement.  3M matching contributions made in cash are directed into the investment selections made by the participant. 3M matching contributions that are made in 3M common stock are made to a non-participant directed Company Match Account.  The Plan also has a profit-sharing program whereby additional Company contributions are made in an amount ranging up to 15% of the participants’ eligible compensation for that quarter and depending on the terms of specific collective bargaining agreement.  Fully vested participants (see the following paragraph which details the Plan’s vesting provisions) are eligible to diversify/transfer up to 100 percent of their Company contribution balance in 3M common stock fund and diversify into other investment options.

Vesting

Participants are immediately fully vested in their own contributions to the Plan, plus any earnings thereon.  Each participant’s interest in 3M matching contributions vests at various rates depending upon the specific bargained agreement, with 100% vesting after three years of service.  If a participant terminates employment before being fully vested, the nonvested portion of the Company Match Account or the RIA will be forfeited.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures of nonvested account balances are used to reduce future Plan administrative expenses.  At December 31, 2011 and 2010, forfeited nonvested accounts totaled $17,130 and $9,381.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Withdrawals

Subject to certain federal tax considerations, participants may withdraw funds from the After-Tax Savings account or Rollover account at any time.  Participants may withdraw funds from the 401(k) Accounts (Before-Tax 401(k) and Roth 401(k)), Company Match Account, Payroll-based Employee Stock Ownership Program (PAYSOP) Account, Other Company Contribution Account (CCA) and Profit Sharing Account when specific conditions are met.  These conditions include reaching age 59 1/2, termination of employment (including retirement), become permanently and totally disabled and are receiving Social Security Disability Income.

A participant who has common shares of 3M stock in their Savings account and is eligible to request a withdrawal may choose to receive the value of the 3M stock in cash or in actual shares of 3M common stock with a cash payment for any fractional shares.

Investment of Funds

Participants can make initial investment elections, reallocate the investment of their current accounts or change the way their future contributions will be invested.  If the request is made before the close of market on a day in which the stock market is open, the changes will be effective that same business day at the closing prices of that day.  If the request is received after the close of market or a day the stock market is closed then the changes will be effective at the closing prices on the next business day when the market is open.

Effective January 1, 2011, a Participant shall be eligible to elect to direct the transfer of any portion of the Participant’s existing balance in his or her Accounts from any Fund or Funds into the 3M Stock Fund.

Notes Receivable from Participants

Participants may borrow against their 401(k) Accounts and Rollover Account balance.  The maximum amount of a participant’s loan may not exceed 50% of the combined total of their 401(k) Accounts (Before-Tax and Roth) and Rollover Accounts balance and vested portion of their Company Match Account and RIA minus current outstanding loan balance, $50,000 less the highest outstanding loan balance in the last 12 months or the 401(k) Account (Before-Tax and Roth) and Rollover Accounts balance in all investment funds (excluding 3M Stock and The Schwab Personal Choice Retirement Account® (PCRA)) minus $1,000 when the participant has an open balance in the self-directed limit brokerage PCRA.  Loan repayment terms range from one to sixty months.  Certain loans acquired through plan mergers have loan terms up to thirty years. The loan interest rate is fixed at time of origination at the prime rate (as quoted in the Wall Street Journal) plus 2% (5.25% at December 31, 2011 and 2010).  Loans existing at December 31, 2011 and 2010 had interest rates ranging from 5.00% to 11.50%, with maturity dates extending through March 2017.  3M and a third-party record keeper administer loans to participants and loan repayments.  Loans are repaid to the 401(k) Accounts and Rollover Accounts and are invested pro rata according to how the borrowers have currently invested their new 401(k) Accounts contributions.  Principal and interest is repaid ratably through payroll deductions.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Transfers

Due to 3M acquisition or divestiture activity as well as employee status changes, assets may transfer into or out of the Plan. These transfers, if any, are shown as “Net transfers in/(out)” on the statement of changes in net assets available for benefits.  The fair market value of assets transferred out of the Plan to the 3M Voluntary Investment Plan was $1,098,632.

Plan Termination

While 3M has not expressed any intent to discontinue the Plan, it may do so at any time, subject to the provisions of ERISA and the various collective bargaining agreements.  In the event such discontinuance results in the termination of the Plan, all accounts shall be fully vested and nonforfeitable.  The Plan shall continue until all assets have been distributed to the participants.

Administrative Costs

Certain internal administrative costs, including plan investment administration and plan accounting, are paid by the Plan.  3M pays all other internal administrative costs of the Plan.  External administrative costs, including trustee fees, recordkeeping fees and customer service fees and investment management expenses, are proportionately charged directly to the Plan’s various investment funds and accounts.

2.              Summary of Significant Accounting Policies

Tax Status

The Plan constitutes a qualified plan under the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from federal income taxes under the provisions of Section 501 (a).  The Plan obtained its latest determination letter on August 22, 2003, in which the IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan’s Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

3M Savings Plan

Notes to Financial Statements

2.              Summary of Significant Accounting Policies, continued

Trustee

State Street Bank & Trust Co. (“trustee”) is the Plan’s trustee.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This standard clarifies guidance on how to measure fair value and is largely consistent with existing fair value measurement principles. The ASU also expands existing disclosure requirements for fair value measurements and makes other amendments. For the Plan, this ASU is effective prospectively beginning January 1, 2012. The adoption of this standard is not expected to have a material impact on the Plan’s financial statement disclosures.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3M Savings Plan

Notes to Financial Statements

2.     Summary of Significant Accounting Policies, continued

Valuation of Assets and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Master Trust investment income (loss) includes the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, along with Master Trust interest and dividend income.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. In accordance with IRS rules, participant loan defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In these circumstances although the outstanding loan balance is reported as taxable income to the participants, the loan balance remains on the participants’ Plan accounts until the participants are eligible to receive a distribution from the Plan. Defaulted participant loans of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.

Concentration of Market Risk

As of December 31, 2011 and 2010, approximately 20% and 22% of the Plan’s assets available for benefits were invested (as part of the Master Trust) in the common stock of 3M Company.  The value of the 3M Company common stock is dependent on the performance of 3M Company and the market’s evaluation of such performance.  It is at least reasonably possible that changes in the fair value of 3M Company common stock in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3M Savings Plan

Notes to Financial Statements

3.     Non-participant Directed Investments

As described in Note 1, certain investments are non-participant directed.  Information about the assets and the significant components of the changes of assets relating to the non-participant directed investments is as follows:

	At December 31,
	2011	2010
3M common stock through interest in Master Trust*	$45,290,501	$48,137,934
State Street Bank Short-Term Investment Fund	453,199	389,306
Accrued investment income	27	38
Interfund transfers receivable from participant directed funds	40,175	59,476
	$45,783,902	$48,586,754

*      Denotes investment exceeding 5% of Plan net assets at December 31, 2011 and 2010.

Year Ended December 31, 2011
Changes in non-participant directed assets:
3M contributions	$1,629,648
Plan interest in earnings (loss) of Master Trust	(1,442,578)
Interest	31,589
Distributions paid to participants	(2,372,693)
Net transfers to 3M Voluntary Investment Plan and ESOP	(131,752)
Net transfers to participant directed investments through diversification option	(802,685)
Administrative expenses	285,619
$(2,802,852)

4.              Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•                  Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

3M Savings Plan

Notes to Financial Statements

4.              Fair Value Measurements, continued

•                  Level 2:  Inputs to the valuation methodology include

o      Quoted prices for similar assets or liabilities in active markets;

o      Quoted prices for identical or similar assets or liabilities in inactive markets;

o      Inputs other than quoted prices that are observable for the asset or liability;

o      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•                  Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets held by the Plan through the Master Trust measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Short term investment fund are valued at amortized cost which approximates fair value due to the short-term maturity of these investments.

3M common stock is valued at the closing price reported on the active markets on which 3M stock is traded.

Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Common collective trusts are valued at the NAV as a practical expedient for fair value.  The NAV is based on the fair value of the underlying assets which are traded in an active market, minus its liabilities then divided by the number of units outstanding.

3M Savings Plan

Notes to Financial Statements

4.              Fair Value Measurements, continued

Synthetic guaranteed investment contracts are valued at fair value within Level 2 of the fair value hierarchy, with an adjustment for contract value on the Statement of Net Assets Available for Benefits.  Contract value represents the face amount of the contract plus interest at the contract rate. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and the investment contract. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. Fair value for synthetic guaranteed investment contracts is estimated based on the quoted market prices of the underlying fixed income securities. Wrap contracts are purchased to protect against the loss of value on the underlying fixed income securities. The wrap contracts are valued on the basis of the present value of the estimated three year wrap contract fee. The adjustment to contract value represents the remaining difference between the combined fair value of underlying fixed income securities and the wrap contracts, versus the wrap contract value.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010.  The following table does not include the Plan’s interest in the Master Trust because that information is presented in a separate table (see Note 5).

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Short term investment fund	$—	$453,199	$—	$453,199
Total assets, excluding Plan interest in Master Trust, at fair value	$—	$453,199	$—	$453,199

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Short term investment fund	$—	$389,306	$—	$389,306
Total assets, excluding Plan interest in Master Trust, at fair value	$—	$389,306	$—	$389,306

3M Savings Plan

Notes to Financial Statements

5.     Interest in Master Trust

In order to provide equivalent investment returns to both union employees covered by the Plan and union-free employees covered by a separate 3M-sponsored plan, the Plan’s investments and a portion of the investments of the separate 3M-sponsored plan for union-free employees are held in a single Master Trust.  The investments of the 3M Voluntary Investment Plan and Saving Plan Trust (Master Trust) include participant-directed funds of both the Plan and the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the non-participant directed 3M-provided CCA assets of the Plan.  The Master Trust investments are in ten different LifePath® Funds, the Stable Value Fund, the Long-Term Bond Index Fund, the Balanced Fund, the PIMCO Diversified Real Asset Fund, the S&P 500 Stock Index Fund, the Value Stock Index Fund, the Growth Stock Index Fund, the Growth Stock Fund, the Small Cap Stock Index Fund, the International Stock Index Fund, the International Stock Fund, the 3M Company Stock Fund, and in various mutual funds, individual stocks, bonds, exchange traded funds, CDs, and money market funds through the Schwab PCRA account.  Each plan has an interest in specific assets in the Master Trust, based on participant investment elections.  The assets of the Master Trust are held by a third-party trustee.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon each plan’s relative interest in the assets held in the Master Trust at the close of each day.  The Stable Value Fund invests in fully benefit-responsive Synthetic Guaranteed Investment Contracts (GICs) which are stated at estimated fair value and then adjusted to contract value.  Contract value represents contributions to the fund, plus earnings, less participant withdrawals and administrative expenses.

Synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio.  The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals.  The crediting rate on a synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.  The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio.  The crediting rate will not be set below 0%.

Certain plan-initiated events, such as plan termination, bankruptcy and mergers, may limit the ability of the Plan to transact at contract value.  In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The average crediting interest rate for the synthetic GICs and the average yield for the underlying market portfolios was approximately 1.82% and 3.29% at and for the year ended December 31, 2011 and 2.53% and 3.42% at and for the year ended December 31, 2010.

A summary of the net assets included in the Master Trust at December 31, 2011 and 2010 is as follows:

	2011	2010
Investments	$5,836,624,483	$5,636,804,117
Accrued interest	27	38
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit responsive investment contracts	(114,229,583)	(71,871,600)
Master Trust net assets	$5,722,394,927	$5,564,932,555
Portion of Master Trust’s net assets allocated to the Plan, including adjustments for fair value to contract value	$215,598,491	$213,736,940
Plan’s percentage interest in the Master Trust’s net assets	3.77%	3.84%

The following table summarizes the investments in the Master Trust at December 31, 2011 and 2010:

	2011	2010
Investments:
Mutual fund investments	$1,183,634,745	$1,280,169,725
Common collective trusts	2,889,302,858	2,671,197,755
Synthetic guaranteed investment contracts	1,718,396,379	1,637,298,702
Short term investment fund	314,482	266,030
3M common stock	44,976,019	47,871,905
	$5,836,624,483	$5,636,804,117

Other than through the investment of participant and Company contributions, 3M does not buy or sell any of its own stock as a direct investment for the Plan.  However, due to external investment management of the funds, the Plan may indirectly buy, sell or hold 3M common stock.  The aggregate amount of the shares would not be considered material relative to the aggregate fund percentages.

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The Plan’s interest in the Master Trust’s investment income for the year ended December 31, 2011 (including investments purchased or sold, as well as those held during the year) was as follows:

Year ended December 31, 2011
Net appreciation (depreciation) in fair value of investments:
Mutual fund investments	$(76,233,940)
3M common stock	(2,442,164)
State Street Bank Short-Term Investment Fund	4,700,101
Common collective trusts	49,669,936
(24,306,067)
Interest	53,554,298
Dividends	37,692,821
Total Master Trust investment income	$66,941,052
Portion of Master Trust investment income exclusive of administrative expenses allocated to the Plan	$5,271,997

3M Savings Plan

Notes to Financial Statements

5.     Interest in Master Trust, continued

The following tables sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual fund investments:
U.S. stock funds	$307,001,191	$—	$—	$307,001,191
Balanced funds	373,968,067	—	—	373,968,067
International stock funds	365,662,038	—	—	365,662,038
PCRA funds	137,003,449	—	—	137,003,449
Total mutual funds	1,183,634,745	—	—	1,183,634,745
Common collective trusts:
U.S. stock funds	576,630,399	772,499,354	—	1,349,129,753
Long-term bond fund	—	286,542,168	—	286,542,168
International stock fund	—	107,286,494	—	107,286,494
Real return fund	—	12,803,218	—	12,803,218
LifePath target date funds	—	913,379,071	—	913,379,071
Total common collective trusts	576,630,399	2,092,510,305	—	2,669,140,704
Stable Value fund:
Synthetic guaranteed investment contracts	—	1,718,396,379	—	1,718,396,379
Common collective trusts	—	220,162,154	—	220,162,154
Short term investment fund	—	314,482	—	314,482
Total Stable Value fund	—	1,938,873,015	—	1,938,873,015
3M common stock	44,976,019	—	—	44,976,019
Total assets, excluding plan interest in Master Trust, at fair value	$1,805,241,163	$4,031,383,320	$—	$5,836,624,483

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual fund investments:
U.S. stock funds	$324,521,602	$—	$—	$324,521,602
Balanced funds	372,983,181	—	—	372,983,181
International stock funds	456,531,347	—	—	456,531,347
PCRA funds	126,133,595	—	—	126,133,595
Total mutual funds	1,280,169,725	—	—	1,280,169,725
Common collective trusts:
U.S. stock funds	601,080,832	816,051,829	—	1,417,132,661
Long-term bond fund	—	205,971,960	—	205,971,960
International stock fund	—	122,242,278	—	122,242,278
LifePath target date funds	—	797,410,689	—	797,410,689
Total common collective trusts	601,080,832	1,941,676,756	—	2,542,757,588
Stable Value fund:
Synthetic guaranteed investment contracts	—	1,637,298,702	—	1,637,298,702
Common collective trusts	—	128,440,167	—	128,440,167
Short term investment fund	—	266,030	—	266,030
Total Stable Value fund	—	1,766,004,899	—	1,766,004,899
3M common stock	47,871,905	—	—	47,871,905
Total assets, excluding plan interest in Master Trust, at fair value	$1,929,122,462	$3,707,681,655	$—	$5,636,804,117

A number of the funds within the Master Trust utilize derivative financial instruments to meet fund objectives.  Such derivatives are primarily included within the common collective trusts and the synthetic guaranteed investment contracts.  The Stable Value fund utilizes derivative financial instruments to manage interest rate risk, create synthetic securities, offset the cost of other derivatives or hedge currency fluctuation of some non-dollar bond holdings.  Derivatives may not be used to leverage the Stable Value fund.

Similar to other investment instruments, derivative positions can impact the participating 3M sponsored benefit plan’s financial position, financial performance, and cash flows. The Master Trust uses derivative instruments to hedge market risk, gain market exposure, and advance the overall objectives of the participating 3M sponsored employee benefit plans and investment strategies. Derivatives are utilized by external investment managers retained by the Master Trust to achieve investment objectives.

The Master Trust takes prudent and necessary steps to minimize counterparty risk through the use of industry standard contractual agreements and careful selection of derivative counter-parties.

The notional value of derivative positions custodied at State Street Bank as of December 31, 2011 and 2010 are detailed and disaggregated by derivate type in the accompanying table. In addition, derivatives with a positive mark-to-market valuation as of December 31, 2011 and 2010 are listed under the Gross Derivative Assets column. In turn, derivatives with a negative mark-to-market valuation as of December 31, 2011 and 2010 are listed under the Gross Derivative Liabilities column.

3M Savings Plan

Notes to Financial Statements

5.     Interest in Master Trust, continued

	December 31, 2011
	Notional/ Contractual Amount	Gross Derivative Assets	Gross Derivative Liabilities
Interest Rate Contracts	$51,700,000	$—	$(459,617)
Total	$51,700,000	$—	$(459,617)

	December 31, 2010
	Notional/ Contractual Amount	Gross Derivative Assets	Gross Derivative Liabilities
Interest Rate Contracts	$47,630,000	$392,451	$(643,616)
Equity Contracts	—	145,812	—
Credit Contracts	1,400,000	10,457	—
Other Derivatives	2,242,000	37,575	(167,991)
Total	$51,272,000	$586,295	$(811,607)

The derivatives are accounted for as trading positions and are marked to market each accounting period.  Gains and losses resulting from changes in fair value of derivative instruments are reflected in Plan interest in Master Trust investment income on the statement of changes in net assets available for benefits. The gains or (losses) by derivative type for the year ended December 31, 2011 are captured in the second accompanying table according to FASB ASC 815, Derivative and Hedging.

Year ended December 31, 2011
Gain/(Loss)
Interest Rate Contracts	$(8,603,511)
Equity Contracts	(145,812)
Credit Contracts	3,329
Other Derivatives	85,434
Total	$(8,660,560)

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2011
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Collective Trust Funds:
U.S. stock funds	$772,499,354	$—	Daily	Daily
Long-term bond fund	286,542,168	—	Daily	Daily
International stock fund	107,286,494	—	Daily	Daily
Real return fund	12,803,218	—	Daily	Daily
LifePath target date funds	913,379,071	—	Daily	Daily
Stable Value fund	1,938,873,015	—	Daily	Daily

	2010
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Collective Trust Funds:
U.S. stock funds	$816,051,829	$—	Daily	Daily
Long-term bond fund	205,971,960	—	Daily	Daily
International stock fund	122,242,278	—	Daily	Daily
LifePath target date funds	797,410,689	—	Daily	Daily
Stable Value fund	1,766,004,899	—	Daily	Daily

The U.S. stock funds consist of: A Growth Stock Index Fund that seeks an investment return that approximates as closely practicable, before expenses, the performance of the Russell 1000 Growth Index over the long term.  It invests at least 75% of its equity assets in large, faster growing companies that are inside the U.S.  A Small Cap Stock Index Fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.  It invests at least 75% of its equity assets in small companies in the U.S.  A Value Stock Index Fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 1000 Value Index over the long term.  It invests at least 75% of its equity assets in large, undervalued companies that are inside the U.S.

The Long-term bond fund is an index fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Long Government Bond Index over the long term.  It invests primarily in U.S. government and agency issues.

The International stock fund is an index fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI exUSA IMI index over the long term.  It invests at least 75% of its equity assets in companies of any size that are outside the U.S.

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The Real return fund consists of the PIMCO Diversified Real Asset fund that seeks to provide strategic exposure to three primary real return assets:  Treasury Inflation-Protected Securities (TIPS), commodities, and real estate.

The LifePath® target date funds are diversified commingled funds that invest in a range of asset classes.  The asset allocation of each fund is established by the investment manager based on the designated retirement year.

The Stable Value fund is a self-managed fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund invests in a portfolio of collective trust funds and GICs. These investments are described early in this note.

6.     Related Party Transactions

The following related party transactions are in addition to transactions with 3M discussed elsewhere in the Notes to Financial Statements.  State Street Bank & Trust Co. (the Trustee) is authorized, under contract provisions and by ERISA regulations which provide administrative and statutory exemptions, to invest in funds under its control and in securities of 3M.  For the year ended December 31, 2011, such purchases and sales, including purchases and sales within the Master Trust, were as follows:

	December 31, 2011
	Purchases	Sales

3M common stock	$1,689,541	$2,143,263

State Street Bank Short - Term Investment Fund (outside of the Master Trust)	2,849,393	2,800,940

State Street Bank Short - Term Investment Fund (inside of the Master Trust)	375,146	373,038

SUPPLEMENTAL SCHEDULE

3M Savings Plan

Attachment to Form 5500

Schedule of Assets (Held at End of Year)

Plan Sponsor:  3M Company

EIN:  41-0417775

Plan Name: 3M Savings Plan

Plan Number: 013

Plan Year: January 1, 2011 through December 31, 2011

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Date	Cost	Value

*	State Street Bank and Trust Company	Cash equivalent short term investement fund	$453,199	$453,199
*	Notes receivable from participants	Maturing through March 2017, 5.00% to 11.50%	$—	$8,083,793
*	Identifies a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

3M Savings Plan

Date: June 22, 2012
	By	/s/David Meline
David W. Meline
Senior Vice President and Chief Financial Officer